Exhibit 99.1

TransAlta Announces Investment in EMG International

CALGARY, AB, Dec. 8, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or "the Company") (TSX: TA) (NYSE: TAC) announced today that it has acquired a 30 per cent equity interest position in EMG International LLC ("EMG"). TransAlta and EMG have joined forces to leverage their complementary customer bases to grow both businesses and further enhance product offerings to assist customers towards their sustainability goals.

"This investment is an exciting platform to diversify our sustainability offerings to customers while directly supporting our clean energy transition and E2SG goals," said Dawn Farrell, President and Chief Executive Officer of TransAlta. "The wastewater treatment market has tremendous growth potential and reinforces our position as a trusted provider of ESG services to our customers."

"We view TransAlta as an exceptional strategic partner and believe this collaboration will provide significant opportunities to both companies," said Manaf Farhan, President and Chief Executive Officer of EMG International. "EMG has strong growth potential and this partnership will enable us to reach a broader client base and advance our environmentally sustainable solutions."

EMG is an established company with over 25 years of experience in process wastewater treatment and specializes in the design and construction of high-rate anaerobic digester systems. They have developed an innovative proprietary wastewater treatment system ("PurEffluent") that provides breakthrough technological improvement in biological wastewater treatment.

TransAlta's investment in EMG provides a low-risk entry point into the wastewater treatment industry and creates strong synergies with the Company's existing customer service offerings. EMG's services are critical to a customer's on-site production and to the achievement of their ESG objectives. TransAlta's investment is expected to result in US$2 to $3 million of EBITDA annually with projects delivering double digit returns. The Company expects to see strong growth in EMG's business over the next few years, resulting in annual EBITDA in the range of US$8 to $10 million.

EMG's wastewater treatment process converts organic waste into a valuable source of renewable energy. Their proprietary technology produces a biogas stream that can be used as fuel to generate electricity, displacing energy consumed from higher emitting resources. The investment provides a unique opportunity for TransAlta to leverage its vast expertise in on-site generation to support further advancements by EMG in the waste-to-energy space.

Investment Highlights:

  Diversifies TransAlta's ESG service offering into the wastewater treatment space
  Investing in an established business with opportunity to unlock growth potential
  Access to new and diverse set of customers with strong ESG objectives
  Leverages TransAlta's power generation brand and experience to capitalize on on-site generation opportunities
  Option to potentially expand EMG's business into Canada and Australia
  Directly supports our clean energy transition and is aligned with United Nations Sustainable Development Goals

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its website at transalta.com.

Forward Looking Statements:
This news release contains forward looking statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward looking information or statements. More particularly, and without limitation, this news release contains forward looking statements and information relating to: TransAlta's or EMG's ability to grow the business and further enhance product offerings; realize synergies with the Company's existing customer service offerings; TransAlta's investment generating US$2 to $3 million of EBITDA annually, with projects delivering double digit returns; the Company's growth expectations over the next few years; annual EBITDA expected to be in the range of US$8 to $10 million; ability to leverage TransAlta's power generation brand and experience to capitalize on on-site generation opportunities; and expansion of EMG's business into Canada and Australia. These forward looking statements are based on a number of assumptions considered by the Company to be reasonable as of the date of this news release, including, but not limited to, the following: unanticipated impacts relating to novel coronavirus; no significant changes to applicable laws and regulations, including any tax and regulatory changes; no material adverse impacts to the investment and credit markets; and assumptions regarding our current strategy and priorities. The forward looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward looking statements, which include: changes to the competitive environment for wastewater treatment increasing significantly; inability to fully realize the synergies related to the Company's business; changes in the law or political developments; and other risk factors contained in the Company's Annual Information Form and Management's Discussion and Analysis for the year end dated December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release. The Company undertakes no obligation to update or revise any forward looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward looking information, refer to the Company's Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2020/08/c2647.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 08-DEC-20